Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Global Entertainment Enterprise Falcon’s Beyond and Hong Kong-Based Cultural
Commerce Giant K11 Group Plan to Launch New Entertainment Franchises and
Attractions Across China

Joint Venture’s Debut Project Bolsters Falcon’s Global Expansion into China and Provides K11
Group with Signature IP to Attract Audiences to its Popular Retailtainment Location

Ocean Adventure-Themed Vquarium Attraction to Debut at Hong Kong’s Iconic 11 SKIES in 2025

Orlando, FL and Hong Kong (September 7, 2023) — Falcon’s Beyond (“Falcon’s” or the “Company”), a diversified global entertainment, consumer experience, and technology enterprise that accelerates intellectual property (IP) activations concurrently across physical and digital experiences, has announced its debut project as part of its joint venture with Raging Power Limited, an arm of K11 Group, the Hong Kong-based cultural commerce giant. Through their joint venture, these two trailblazers in entertainment and retail, respectively, are expected to collaborate to develop and launch new entertainment franchises and location-based entertainment (LBE) attractions across China.

The new global alliance comes ahead of Falcon’s planning to become a publicly listed company on Nasdaq, strengthens its position in the world’s second largest economic market, and accelerates the Orlando-based company’s global expansion. The joint venture simultaneously solidifies K11 Group’s position as one of the world’s foremost purveyors of retail entertainment experiences and provides them with co-ownership of attractive IP to launch through LBEs and beyond, including entertainment and consumer products, across China.

“As a global giant who shares our mission to develop state-of-the-art, game-changing consumer entertainment experiences, K11 Group is an ideal partner for Falcon’s as we continue our international growth, particularly across Asia, by expanding popular franchises across the world,” said Cecil D. Magpuri, CEO of Falcon’s Beyond. “Firmly established in the United States, Europe, and the Caribbean, we now have our sights set on China, the world’s second largest consumer market, as we continue to grow our company and bring innovative consumer experiences to people around the world.”

Falcon’s alliance with K11 Group bolsters its strong track record in China and advances its investment in a global expansion through a larger presence in Asia, where it recently opened a flagship office in the Philippines. Over the past two decades, Falcon’s has developed a variety of consumer entertainment attractions, incorporating some of the world’s most iconic brands, for clients in Asia. Through its K11 Group joint venture, the Company is -- for the first time -- creating immersive experiences built around new, proprietary IP it has developed.

The first new attraction experience being developed by Falcon’s under the joint venture is the underwater adventure themed Vquarium™. Providing a science fiction-like experience that is rooted entirely in the natural world, Vquarium will be a story-driven interactive adventure that explores oceans and waterways around the globe in a wonder-filled narrative that offers intimate and empowering encounters with virtual sea life to entertain, educate, and inspire. Vquarium will be introduced through an interactive attraction that allows visitors to simulate going on an immersive undersea voyage. A multi-room, multi-level experience, the attraction will also provide creative food and beverage offerings, along with retail components.

The first Vquarium immersive LBE is expected to launch in 2025 at K11 Group’s heralded 11 SKIES retailtainment destination. This is the first collaboration between Falcon’s and K11 Group, following Falcon’s nearly two decades of work in China. 11 SKIES is anticipated to be the largest retailtainment landmark in Hong Kong, with a total gross floor area of 3.8M ft2 (353K m2), 800 shops including 120 dining concepts, the largest indoor entertainment hub featuring 8 world class attractions, and 3 office towers providing professional services including wealth management and medical services. Located between Hong Kong International Airport and Hong Kong-Zhuhai-Macao Bridge connecting to the Greater Bay Area, the HK$20-billion project is expected to entice Hong Kong residents, visitors from across the rest of China and travelers passing through the airport.

Following its debut at 11 SKIES, Vquarium is planned to expand to nearly a dozen additional locations across China in the coming years. Falcon’s also expects to launch Vquarium in other high-profile markets outside of Asia.

Under the joint venture, Falcon’s plans to expand the Vquarium experience beyond LBEs, across all forms of entertainment, including media content, video games, and consumer products. This IP expansion model is core to the company’s mission and purpose, to accelerate franchise activations concurrently across physical and digital experiences. The growth of the Vquarium franchise follows Falcon’s acceleration of its first global franchise, Katmandu™, which originated at Katmandu Park in Mallorca. Now, the company has opened a second park – Katmandu Park | Punta Cana – in the Dominican Republic, and expanded the IP to consumer products and gaming, and is developing an animated series.

Last year, Falcon’s Beyond announced plans to become a publicly listed company through a definitive merger agreement with FAST Acquisition Corp. II (NYSE: FZT), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall (“FAST II”). Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s website.

About Falcon’s Beyond

Falcon’s Beyond is a diversified global entertainment, consumer experience, and technology enterprise that is reimagining how we play, travel, shop, dine, relax and are entertained. Situated at the intersection of technology and entertainment, Falcon’s accelerates intellectual property (IP) activations concurrently across physical and digital experiences through three core business units: Falcon’s Creative Group, Falcon’s Beyond Destinations, and Falcon’s Beyond Brands. Falcon’s Creative Group is one of the world’s leading master planners having planned more than $100 billion worth of award-winning experiences. Falcon’s Beyond Destinations develops, owns, and operates resort hotels, theme parks, retail, dining, and entertainment venues, including Falcon’s Resort by Meliá in Punta Cana and its award-winning Katmandu theme parks. Falcon’s Beyond Brands develops and deploys both proprietary and partner IP across multiple platforms through animated and live-action media content, gaming, music, and retail consumer products. The company is headquartered in Orlando, FL, USA. Learn more at falconsbeyond.com.

FALCON’S BEYOND, VQUARIUM and KATMANDU and their related trademarks are owned or licensed by Falcon’s Beyond. Other trademarks are owned by their respective owners.

About K11 Group

K11 Group was founded in 2008 by renowned entrepreneur Adrian Cheng. The unique concept brand combines culture and commerce through all of its projects, sustaining an ecosystem that caters to all walks of life with a growing portfolio of brands spanning sectors in Greater China and around the world.

A destination 10 years in the making, the flagship K11 MUSEA is K11 Group’s most ambitious “cultural-retail” development and reinvigorates Hong Kong’s waterfront with Cheng’s vision to create a “Silicon Valley of Culture”, to encourage a deeper look at the interconnectivity between creativity, culture and innovation.

11 SKIES is an upcoming mega project that will create a new landmark in Hong Kong’s Retail, Dining and Entertainment (RDE) industries, as well as in wealth management and wellness services. Set to be the most comprehensive retail and business hub in the Greater Bay Area, 11 SKIES redefines the traveller and consumer experience across a 3.8 million sq ft gross floor area in SKYCITY, strategically located near Hong Kong International Airport and the Hong Kong-Zhuhai-Macao Bridge.

In addition to its K11 Art Malls, K11 Group operates K11 ATELIER as a network of office buildings for the next-generation workforce, alongside K11 ARTUS’s luxury residences for worldly travellers, and K11 Select, which is a “cultural sandbox” for the modern generation, and marked K11 Group’s entry into the asset-light management market. To cultivate cultural richness through its operational goals, the group also proudly runs the Hong Kong non-profit K11 Art Foundation to incubate Chinese artists and curators, and the K11 Craft & Guild Foundation to preserve traditional Chinese crafts and bring them into the future. The group also manages and drives K11 KULTURE ACADEMY as an open education platform and K11 Future Taskforce, a consulting and market research institution.

K11 Group is based in Hong Kong SAR with operations in Greater China and investments in Europe and the US. Through K11 Group, Cheng’s aim is to enrich the daily lives of next-generation consumers and create a new global identity for Chinese millennials, as well as cultivate opportunities for communities to thrive, connect, work and shop. K11 is expected to attain a footprint of 39 projects with a total GFA of 2,906,000 sq m in eleven major cities across Greater China.

www.k11.com

Additional Information and Where to Find It

In connection with the proposed business combination, Falcon’s Beyond Global, Inc. (“Pubco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a document that serves as a joint prospectus of Pubco and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders after the Registration Statement is declared effective by the SEC. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Pubco will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders can obtain free copies of the Registration Statement, and will be able to obtain free copies of amendments to the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Pubco through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road Ridgefield, CT 06877. The documents filed by Pubco with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in FAST II’s final prospectus related to its initial public offering dated March 15, 2021 and the Registration Statement, each of which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in amendments to the Registration Statement for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s website www.sec.gov. Additional information regarding the interests of such participants will be contained in amendments to the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, as amended, or an exemption therefrom.

Caution About Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, the expectation that the proposed transaction will occur and Pubco will be listed on Nasdaq, expansion plans for Vquarium, and anticipated timing of and benefits associated with the opening of the 11 SKIES destination. These statements are based on various assumptions and on the current expectations of the Company, Pubco and FAST II and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Falcon’s Beyond and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the likelihood of which could be adversely affected by (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or Pubco following the announcement of the proposed business combination; (3) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of FAST II is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities; (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (8) any failure to realize the anticipated benefits of the proposed transaction; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond’s business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond’s business; (12) the risk that the proposed business combination may not be completed by FAST II’s business combination deadline; (13) the amount of redemption requests made by FAST II’s stockholders; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; (15) and those factors discussed in the Registration Statement and FAST II’s Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents FAST II or Pubco has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor Falcon’s Beyond presently know, or that FAST II or Falcon’s Beyond currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II’s and Falcon’s Beyond’s expectations, plans, or forecasts of future events and views as of the date of this press release. FAST II and Falcon’s Beyond anticipate that subsequent events and developments will cause FAST II’s and Falcon’s Beyond’s assessments to change. However, while FAST II and Falcon’s Beyond may elect to update these forward-looking statements at some point in the future, FAST II and Falcon’s Beyond specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II’s and Falcon’s Beyond’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Media:

DKC Public Relations
Falcons@dkcnews.com

Investor Relations:

Brett Milotte, ICR
FalconsBeyondIR@icrinc.com

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